UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(AMENDMENT NO. )*

TCW Star Direct Lending LLC

(Name of Issuer)

Common Limited Liability Company Units

(Title of Class of Securities)

0001916608

(Issuer’s CIK Number)

(CUSIP Number)

Nippon Life Global Investors Americas, Inc.

101 Park Avenue, 33rd Floor,

New York, NY 10178

Attention: Compliance Department

With a copy to:

David S. Bakst, Esq.

Mayer Brown LLP

1221 Avenue of the Americas,

New York, NY 10020

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 15, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS NLGI US Private Debt Fund II
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)	☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-
	8.	Shared Voting Power 3,753,190 *
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 3,753,190 *
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,753,190 *
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 99.999% *
14.	Type of Reporting Person (See Instructions) OO

* See Item 5 hereof

1.	NAMES OF REPORTING PERSONS Nippon Life Global Investors Americas, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) Not Applicable
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)	☐

6.	Citizenship or Place of Organization New York
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-
	8.	Shared Voting Power 3,753,190 *
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 3,753,190 *
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,753,190 *
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 99.999% *
14.	Type of Reporting Person (See Instructions) IA

* See Item 5 hereof

1.	NAMES OF REPORTING PERSONS Nippon Life Insurance Company
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) Not Applicable
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)	☐
6.	Citizenship or Place of Organization Japan
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-
	8.	Shared Voting Power 3,753,190 *
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 3,753,190 *

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,753,190 *
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 99.999% *
14.	Type of Reporting Person (See Instructions) OO (Non-US Life Insurance Company)

* See Item 5 hereof

1.	NAMES OF REPORTING PERSONS Taiju Life Insurance Company Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)	☐
6.	Citizenship or Place of Organization Japan
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-
	8.	Shared Voting Power 3,753,190 *
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 3,753,190 *
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,753,190 *
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 99.999% *
14.	Type of Reporting Person (See Instructions) OO (Non-US Life Insurance Company)

* See Item 5 hereof

SCHEDULE 13D

ITEM 1. Security	and Issuer.

Title and class of equity securities: Common Limited Liability Company Units

Name and address of the principal executive offices of the issuer:

TCW Star Direct Lending LLC

200 Clarendon Street, 51st Floor

Boston, MA 02116

ITEM 2. Identity	and Background.

(a)	Name of Person Filing

NLGI US Private Debt Fund II

Nippon Life Global Investors Americas, Inc.

Nippon Life Insurance Company

Taiju Life Insurance Company Limited

(b)	Address of Principal Business Office or, if none, Residence

NLGI US Private Debt Fund II

c/o MUFG Fund Services (Cayman) Limited

MUFG House, 227 Elgin Ave

P.O. Box 609

Grand Cayman, KY1-1107

Cayman Islands

Nippon Life Global Investors Americas, Inc.

101 Park Avenue, 33rd Floor,

New York, NY 10178

Nippon Life Insurance Company

1-6-6 Marunouchi

Chiyoda-Ku, Tokyo 100-8288

Taiju Life Insurance Company Limited

1-1-20 Aomi

Koto City, Tokyo 135-0064, Japan

(c)	Occupation or Employment

NLGI US Private Debt Fund II is in the primary business of making investments.

Nippon Life Global Investors Americas, Inc. is in the primary business of being an investment advisor.

Nippon Life Insurance Company is in the primary business of providing insurance.

Taiju Life Insurance Company Limited is in the primary business of providing insurance.

Schedule 1 sets forth the executive officers and directors of Nippon Life Global Investors Americas, Inc., Nippon Life Insurance Company and Taiju Life Insurance Company Limited, and their respective business address and citizenship.

(d) – (e)

During the last five years, neither NLGI US Private Debt Fund II (the “Fund”), Nippon Life Global Investors Americas, Inc. (“NLGIA”), Nippon Life Insurance Company (“Nippon”), nor Taiju Life Insurance Company Limited (“Taiju” and, together with the Fund, NLGIA and Nippon each, a “Reporting Person”) nor, to any Reporting Person’s knowledge, any executive officer or director listed on Schedule 1 (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship

NLGI US Private Debt Fund II – Cayman Islands Unit Trust

Nippon Life Global Investors Americas, Inc. – New York corporation

Nippon Life Insurance Company – Japanese mutual life insurance company

Taiju Life Insurance Company Limited – Japanese life insurance company

ITEM 3. Source	and Amount of Funds or Other Consideration.

The total amount of funds used by the Fund to purchase the 3,753,190 Common Units (the “Common Units”) of TCW Star Direct Lending LLC (the “Issuer”) reported herein will be $375,319,000.00, which is the amount required to satisfy capital calls made by the Issuer with respect to the Common Units. With respect to capital calls made by the Issuer with respect to the Common Units, the Fund from time to time uses a subscription line of credit to fund such capital calls. The outstanding amounts with respect to the line of credit will be repaid promptly, by the Fund making a capital call to the holders of units of the Fund. Accordingly, all of such funds will be directly or indirectly derived from capital contributions to the Fund.

ITEM 4. Purpose	of Transaction.

The Fund acquired the Common Units for investment purposes.

The Reporting Persons may determine from time to time in the future, based on their evaluation of the business of the Issuer and other factors, acquire or sell the Common Units, subject to the transfer restrictions of Issuer in the governing documents of the Issuer.

Except as stated in response to this Item 4, the Reporting Persons have no current plans or proposals with respect to the Issuer or its securities of the types enumerated in paragraphs (a) through (j) of this Item 4 of form Schedule 13D.

ITEM 5. Interest	in Securities of the Issuer.

The Fund directly owns 3,753,190 Common Units (the “Subject Units”). NLGIA serves as the investment manager of the Fund, and by virtue of its role as the investment manager, may be deemed to share voting and dispositive power over the Subject Units and thereby may be deemed to be a beneficial owner of the Subject Units. Taiju owns 6.5% of the equity interest of the Fund and thereby may be deemed to be the indirect beneficial owner of the Subject Units. Nippon owns 100% of the equity interest of NLGIA, 93.5% of the Fund, and 82.6% of the equity interest of Taiju, and by virtue of its ownership of NLGIA and Taiju, may be deemed to share voting and dispositive power over the Subject Units and thereby may be deemed to be a beneficial owner of the Subject Units.

The percentages used herein are calculated based upon 3,753,200 Common Units issued and outstanding as of September 15, 2022, as confirmed by the Issuer.

(a)	Amount Beneficially Owned and Percentage of Class

NLGI US Private Debt Fund II - 3,753,190 Common Units; 99.999%

Nippon Life Global Investors Americas, Inc. - 3,753,190 Common Units; 99.999%

Nippon Life Insurance Company - 3,753,190 Common Units; 99.999%

Taiju Life Insurance Company Limited - 3,753,190 Common Units; 99.999%

(b)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

-

(ii)	Shared power to vote or to direct the vote

NLGI US Private Debt Fund II - 3,753,190 Common Units

Nippon Life Global Investors Americas, Inc. - 3,753,190 Common Units

Nippon Life Insurance Company - 3,753,190 Common Units

Taiju Life Insurance Company Limited - 3,753,190 Common Units

(iii)	Sole power to dispose or to direct the disposition of

-

(iv)	Shared power to dispose or to direct the disposition of

NLGI US Private Debt Fund II - 3,753,190 Common Units

Nippon Life Global Investors Americas, Inc. - 3,753,190 Common Units

Nippon Life Insurance Company - 3,753,190 Common Units

Taiju Life Insurance Company Limited - 3,753,190 Common Units

(c)

In the past sixty days, pursuant to a subscription agreement, dated as of September 15, 2022, between the Fund and the Issuer, the Fund agreed to purchase 3,753,190 Common Units of the Issuer at $100.00 per share for a total purchase price of $375,319,000.00.

(d)	Not applicable.

(e)	Not applicable.

ITEM 6. Contracts,	Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Items 3 and 4 are incorporated by reference. By acquiring Common Units through entry into subscription agreements with the Issuer, the Fund became a party to the limited liability company agreement of the Issuer (the “LLC Agreement”). The LLC Agreement is by and among those persons who have entered into subscription agreements with the Issuer for the purchase of Common Units in the Issuer as members, or who are subsequently admitted to the Issuer as holders of Common Units. The LLC Agreement sets forth the terms pursuant to which the Issuer will be operated and the rights and obligations of its members, including, but not limited to, the transfer and voting of Common Units. The foregoing description of the LLC Agreement in this Item 6 is qualified in its entirety by reference to the full text of the LLC Agreement included as Exhibit 99.2 and incorporated herein by reference.

ITEM 7. Material	to be Filed as Exhibits.

Exhibit No.	Document
Exhibit 99.1	Joint Filing Agreement
Exhibit 99.2	Limited Liability Company Agreement of TCW Star Direct Lending LLC (incorporated by reference to Exhibit 3.3 to a registration on Issuer’s Form 10 filed on August 16, 2022)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: September 23, 2022

NLGI US PRIVATE DEBT FUND II
By: MUFG FUND SERVICES (CAYMAN) LIMITED acting solely in its capacity as trustee of the NLGI US Private Debt Fund II

By:	/s/ Carla Drysdale
Its:	Authorized Signatory

By:	/s/ Anneka Bavalia
Its:	Authorized Signatory

NIPPON LIFE GLOBAL INVESTORS AMERICAS, INC.

By:	/s/ Masato Nakamura
Its:	Executive Vice President and Chief Compliance Officer

NIPPON LIFE INSURANCE COMPANY

By:	/s/ Hironao Kunita
Its:	General Manager

TAIJU LIFE INSURANCE COMPANY LIMITED

By:	/s/ Etsuo Suzuki
Its:	Chief Portfolio Manager

Schedule 1

The following are each of the executive officers and directors of NLGIA and their respective addresses, occupation and citizenship as of September 23, 2022:

Name	Business Address	Title	Principal Occupation	Citizenship

Shinichi Okamoto	101 Park Ave., 33rd Floor, New York, NY 10178	Director	Executive Officer & Regional CEO for the Americas and Europe, Nippon Life	Japanese Citizen

Hiroyuki Ichikawa	1-6-6, Marunouchi, Chiyoda-ku, Tokyo 100-8288, Japan	Director	General Manager, Finance and Investment Planning Department, Nippon Life	Japanese Citizen

Akira Shibata	1-6-6, Marunouchi, Chiyoda-ku, Tokyo 100-8288, Japan	Director	General Manager, Global Business Planning Department, Nippon Life	Japanese Citizen

Yasuyuki Suzuki	101 Park Ave., 33rd Floor, New York, NY 10178	Director	President and CEO of Nippon Life Americas, Inc.	Japanese Citizen

Daisuke Ishida	101 Park Ave., 33rd Floor, New York, NY 10178	Director, President and Chief Executive Officer	President and CEO of NLGIA	Japanese Citizen

Yoshinori Kamiya	3250 Ash St Palo Alto, CA 94306	Managing Director	Head of Silicon Valley Office, NLGIA	Japanese Citizen

Masafumi Irisawa	101 Park Ave., 33rd Floor, New York, NY 10178	Senior Executive Vice President	Head of Alternative Investment, NLGIA	Japanese Citizen

Yasuhisa Tsurumi	101 Park Ave., 33rd Floor, New York, NY 10178	Executive Vice President	Head of Equity Investment, NLGIA	Japanese Citizen

Masato Nakamura	101 Park Ave., 33rd Floor, New York, NY 10178	Executive Vice President and Chief Compliance Officer	Head of Back Office and Compliance, NLGIA	Japanese Citizen

Atsushi Kimura	101 Park Ave., 33rd Floor, New York, NY 10178	Senior Executive Vice President and Chief Administrative Officer	Head of Administration, NLGIA	Japanese Citizen

Kazuhiro Endo	101 Park Ave., 33rd Floor, New York, NY 10178	Senior Vice President	Head of Fixed Income Investment, NLGIA	Japanese Citizen

Satoshi Mitarai	101 Park Ave., 33rd Floor, New York, NY 10178	Senior Vice President	Head of Private Equity Investment, NLGIA	Japanese Citizen

Yosuke Kimura	101 Park Ave., 33rd Floor, New York, NY 10178	Senior Vice President	Head of Real Estate and Infrastructure Investment, NLGIA	Japanese Citizen

The following are each of the executive officers and directors of Nippon and their respective addresses, occupation and citizenship as of September 23, 2022:

Name	Business Address	Title	Principal Occupation	Citizenship

Yoshinobu Tsutsui	1-6-6, Marunouchi, Chiyoda-ku, Tokyo 100-8288, Japan	Chairman	Chairman	Japanese Citizen

Hiroshi Shimizu	1-6-6, Marunouchi, Chiyoda-ku, Tokyo 100-8288, Japan	President	President	Japanese Citizen

Takeshi Furuichi	3-5-12, Imabashi, Chuo-ku, Osaka 541-8501, Japan	Vice Chairman	Auditing Department	Japanese Citizen

Kazuo Kobayashi	1-6-6, Marunouchi, Chiyoda-ku, Tokyo 100-8288, Japan	Director and Executive Vice President	Metropolitan Area Headquarters, Tokai Regional Headquarters, Kinki Regional Headquarters, Sales Representatives Training Dept., Sales Representatives Operations Management Dept., General Insurance Planning & Operation Dept., Service Network Development Dept., Corporate & Worksite Marketing Dept.	Japanese Citizen

Akito Arima	1-6-6, Marunouchi, Chiyoda-ku, Tokyo 100-8288, Japan	Director	Outside Director	Japanese Citizen

Shin Ushijima	1-6-6, Marunouchi, Chiyoda-ku, Tokyo 100-8288, Japan	Director	Outside Director	Japanese Citizen

Kazuo Imai	1-6-6, Marunouchi, Chiyoda-ku, Tokyo 100-8288, Japan	Director	Outside Director	Japanese Citizen

Satoshi Miura	1-6-6, Marunouchi, Chiyoda-ku, Tokyo 100-8288, Japan	Director	Outside Director	Japanese Citizen

Makoto Yagi	1-6-6, Marunouchi, Chiyoda-ku, Tokyo 100-8288, Japan	Director	Outside Director	Japanese Citizen

Masaru Nakamura	1-6-6, Marunouchi, Chiyoda-ku, Tokyo 100-8288, Japan	Director and Senior Managing Executive Officer	Credit Dept., Securities Operations Dept., Secretarial Dept., Public Affairs Dept., Affiliated Business Dept., Human Resource Planning Dept., Human Resource Development Dept., Personnel Dept., General Affairs Dept., Health Management Dept.	Japanese Citizen

Takeshi Yabe	1-6-6, Marunouchi, Chiyoda-ku, Tokyo 100-8288, Japan	Director and Senior Managing Executive Officer	System Planning Dept., Individual Insurance System Dept.	Japanese Citizen

Tomiji Akabayashi	1-6-6, Marunouchi, Chiyoda-ku, Tokyo 100-8288, Japan	Director and Senior Managing Executive Officer	1st to 3rd Corporate Marketing Dept., Head Office East Japan Corporate Marketing Dept., Head Office Tokai Corporate Marketing Dept., Head Office Osaka Corporate Marketing Dept., Head Office Kyushu Corporate Marketing Dept., Corporate Marketing Planning Dept., Group Annuities Dept., Corporate Sales Promotion Dept., Group Marketing Information Center	Japanese Citizen

Name	Business Address	Title	Principal Occupation	Citizenship

Yosuke Matsunaga	1-6-6, Marunouchi, Chiyoda-ku, Tokyo 100-8288, Japan	Director and Managing Executive Officer	Finance & Investment Planning Dept.	Japanese Citizen

Yuji Mikasa	1-6-6, Marunouchi, Chiyoda-ku, Tokyo 100-8288, Japan	Director and Managing Executive Officer	Corporate Planning Dept., Public & Investor Relations Dept., Planning and Research Dept., Head Office Public Affairs Dept., Actuarial Dept.	Japanese Citizen

Yutaka Ideguchi	1-6-6, Marunouchi, Chiyoda-ku, Tokyo 100-8288, Japan	Director and Managing Executive Officer	Global Business Planning Dept., Global Insurance Business Dept., Overseas Representative Office	Japanese Citizen

Yashushi Hasegawa	1-6-6, Marunouchi, Chiyoda-ku, Tokyo 100-8288, Japan	Director and Managing Executive Officer	Finance Planning & Management Dept., Structured Finance Dept., 1st to 3rd Corporate Finance Dept., Metropolitan Area Corporate Finance Dept., Corporate Finance Dept., Tokai Area Corporate Finance Dept., Osaka Corporate Finance Dept., Kyushu Area Corporate Finance Dept., Real Estate Investment Dept.	Japanese Citizen

Nobuyuki Souda	1-6-6, Marunouchi, Chiyoda-ku, Tokyo 100-8288, Japan	Director and Managing Executive Officer	Agency Marketing Headquarters, Financial Institution Relations Headquarters, Agency Operations Dept., Financial Institution Relations Dept.	Japanese Citizen

Nobuto Fujimoto	1-6-6, Marunouchi, Chiyoda-ku, Tokyo 100-8288, Japan	Director and Managing Executive Officer	Olympic & Paralympic Games Promotion Dept., CSR Promotion Office, Legal Office, Compliance Dept., Risk Management Dept.	Japanese Citizen

Satoshi Asahi	3-5-12, Imabashi, Chuo-ku, Osaka 541-8501, Japan	Director and Managing Executive Officer	Customer Service Headquarters	Japanese Citizen

Satoshi Tanaka	1-6-6, Marunouchi, Chiyoda-ku, Tokyo 100-8288, Japan	Director and Executive Officer	CRM Planning Dept., Product Planning Dept., Marketing Planning Dept., Channel Development Dept., Sales Representatives Human Resource Dept.	Japanese Citizen

Kazuhide Toda	1-6-6, Marunouchi, Chiyoda-ku, Tokyo 100-8288, Japan	Director and Executive Officer	Treasury & Capital Markets Dept., Equity Investment Dept., International Investment Dept., Foreign Equity & Alternative Investment Dept., Credit Investment Dept., Separate Account Investment Dept.	Japanese Citizen

The following are each of the executive officers and directors of Taiju and their respective addresses, occupation and citizenship as of September 23, 2022:

Name	Business Address	Title	Principal Occupation	Citizenship

Toshiya Yoshimura	2-1-1, Otemachi, Chiyoda-ku, Tokyo, 100-8123, Japan	President	Representative Director	Japanese Citizen